

November 29, 2012

Via E-mail
D. Jonathan Merriman
Chief Executive Officer
Merriman Holdings, Inc.
600 California Street, 9th Floor
San Francisco, CA 94108

      Re: **Merriman Holdings, Inc.**
                Form 10-Q for the Quarterly Period Ended June 30, 2012
                Filed August 14, 2012
                Form 10-Q for the Quarterly Period Ended September 30, 2012
                Filed November 14, 2012
                File No. 001-15831

Dear Mr. Merriman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 4. Controls and Procedures, page 41

1.   We note the following statement in the above referenced filing as well as the company's Form 10-Q for the quarterly period ended June 30, 2012: "Based on their evaluation as of December 31, 2011, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures…are not effective…" Please note that Item 307 of Regulation S-K requires that the conclusions of the company's principal executive and financial officers regarding effectiveness of disclosure controls and procedures is required as of the end of the period covered by the report, which in this case would have been June 30, 2012, for the second

quarter filing and September 30, 2012, for the third quarter filing. Therefore, please amend each Form 10-Q to disclose your principal executive and financial officers' conclusions as of the end of the appropriate report period. See Part I, Item 4 of Form 10-Q and Item 307 of Regulation S-K for guidance.

2.   Please note that the certifications filed as Exhibits 31.1 and 31.2 to the above referenced Forms 10-Q include attestations from the company's principal executive officer and principal financial officer stating that each has evaluated the effectiveness of the company's disclosure controls and procedures and presented their conclusions "as of the end of the period covered by [the] report." Further to the above comment, please file new certifications executed by the company's principal executive officer and principal financial officer with the amended filings. See Item 601(b)(31)(i) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director